Exhibit 99.59

CONSENT

To: Mayfair Gold Corp. (the “Company”)

Re: Registration Statement on Form 40-F of the Company

The undersigned has reviewed and approved certain technical and scientific information (the “Reviewed Information”) contained in, referenced in, or incorporated by reference into the Form 40-F (as defined below).

The undersigned understands that the Company wishes to make reference to my name and the Reviewed Information in the Company’s Registration Statement on Form 40-F and any amendments or supplements and/or exhibits thereto or the documents incorporated by reference therein (collectively, the “Form 40-F”). The undersigned further understands that the Company wishes to use the Reviewed Information, or extracts therefrom, in the Form 40-F. The undersigned has been provided with a copy of the Form 40-F and has reviewed the proposed disclosure identified above.

Accordingly, in respect of the Form 40-F, the undersigned does hereby consent to:

•	the use of, and references to, my name, including my status as an expert or “qualified person”;

•	the use of, and references to, the Reviewed Information in the Form 40-F; and

•

the use, in the Form 40-F, of any quotation from, or summarization of, or extracts and information from the Reviewed Information, or portions thereof, that were reviewed and approved by the undersigned.

Dated: January 20, 2026

/s/ Drew Anwyll
Drew Anwyll, P.Eng.